UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Iterum Therapeutics plc
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G6333L 101
(CUSIP Number)

Steve R. Bailey Frazier Healthcare Partners 601 Union Street, Suite 3200 Seattle, WA 98101 (206) 621-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G6333L 101	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Frazier Healthcare VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,197,161 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,197,161 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,197,161 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. FHM VII, L.P. is the general partner of Frazier Healthcare VII, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P.

(2)	Based on 14,868,973 Ordinary Shares reported to be outstanding on the Issuer’s Form 10-Q, filed with the SEC on November 11, 2019.

CUSIP NO. G6333L 101	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Frazier Healthcare VII-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
341,155 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
341,155 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
341,155 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P. FHM VII, L.P. is the general partner of Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII-A, L.P.

(2)	Based on 14,868,973 Ordinary Shares reported to be outstanding on the Issuer’s Form 10-Q, filed with the SEC on November 11, 2019.

CUSIP NO. G6333L 101	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FHM VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,538,316 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,538,316 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,538,316 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 14,868,973 Ordinary Shares reported to be outstanding on the Issuer’s Form 10-Q, filed with the SEC on November 11, 2019.

CUSIP NO. G6333L 101	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FHM VII, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,538,316 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,538,316 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,538,316 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 14,868,973 Ordinary Shares reported to be outstanding on the Issuer’s Form 10-Q, filed with the SEC on November 11, 2019.

CUSIP NO. G6333L 101	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James Topper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,538,316 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,538,316 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,538,316 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 14,868,973 Ordinary Shares reported to be outstanding on the Issuer’s Form 10-Q, filed with the SEC on November 11, 2019.

CUSIP NO. G6333L 101	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Patrick Heron

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,538,316 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,538,316 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,538,316 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 14,868,973 Ordinary Shares reported to be outstanding on the Issuer’s Form 10-Q, filed with the SEC on November 11, 2019.

CUSIP NO. G6333L 101	13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alan Frazier

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,538,316 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,538,316 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,538,316 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 14,868,973 Ordinary Shares reported to be outstanding on the Issuer’s Form 10-Q, filed with the SEC on November 11, 2019.

CUSIP NO. G6333L 101	13D	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nader Naini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,538,316 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,538,316 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,538,316 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 14,868,973 Ordinary Shares reported to be outstanding on the Issuer’s Form 10-Q, filed with the SEC on November 11, 2019.

CUSIP NO. G6333L 101	13D	Page 10 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brian Morfitt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,538,316 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,538,316 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,538,316 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 14,868,973 Ordinary Shares reported to be outstanding on the Issuer’s Form 10-Q, filed with the SEC on November 11, 2019.

CUSIP NO. G6333L 101	13D	Page 11 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nathan Every

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,538,316 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,538,316 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,538,316 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 14,868,973 Ordinary Shares reported to be outstanding on the Issuer’s Form 10-Q, filed with the SEC on November 11, 2019.

CUSIP NO. G6333L 101	13D	Page 12 of 14 Pages

Item 1.	Security and Issuer

Item 1 is amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons on June 8, 2018. Defined terms have the meaning ascribed to them in the Schedule 13D unless otherwise defined in this Amendment No. 1.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)
FH-VII and FH-VIIA are the record owners of the FH Shares. As the sole general partner of FH-VII and of FH-VIIA, FHM-VII L.P. may be deemed to beneficially own the FH Shares. As the sole general partner of FHM-VII L.P., FHM-VII LLC may be deemed to beneficially own the FH Shares. As members of FHM-VII LLC, each of the Members may be deemed to beneficially own the FH Shares.

The percentage of outstanding Ordinary Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 14,868,973 Ordinary Shares reported to be outstanding on the Issuer’s Form 10-Q, filed with the SEC on November 11, 2019.

Based upon certain terms of the Purchase Agreement discussed in Item 6 below of this Amendment No. 1, of the Investors Rights Agreement  (as defined in Item 6), the Reporting Persons and the Investors could potentially be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. If deemed a “group,” the Investors would in aggregate beneficially own 9,874,436 Ordinary Shares, or approximately 66.41% of the outstanding Ordinary Shares.  However, the Reporting Persons expressly disclaim the existence of a group, as well as beneficial ownership with respect to any Ordinary Shares beneficially owned the Investors, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Not applicable.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FH Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

CUSIP NO. G6333L 101	13D	Page 13 of 14 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

FH-VII and FH-VIIA, entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer, the Issuer’s wholly-owned subsidiaries and a group of accredited investors, as set forth therein (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors in a private placement (the “Private Placement”) approximately $51.9 million aggregate principal amount of its 6.500% exchangeable senior subordinated notes due 2025 (the “Exchangeable Notes”) and $0.1 million aggregate principal amount of its limited recourse royalty-linked subordinated notes (the “RLNs” and, together with the Exchangeable Notes, the “Securities”).

The Investors include entities affiliated with Sarissa Capital Management LP (“Sarissa”) and RA Capital Management and entities affiliated with certain members of the Company’s board of directors, including Brenton Ahrens, Mark Chin, James Healy, Patrick Heron, Ronald Hunt and Shahzad Malik, and the other Investors as set forth in the Purchase Agreement. SVB Leerink acted as the exclusive placement agent for the Private Placement.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Form of the Purchase Agreement, a copy of which is filed as Exhibit 2 hereto, and is incorporated by reference into this Item 6.

FH-VII and FH-VIIA entered into an investors’ rights agreement with the Company and Issuer (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement provides for, among other things, certain rights relating to the registration of certain shares of Ordinary Shares held by Heron and certain other holders pursuant to the Securities Act of 1933, as amended, as well as certain board designation rights of Sarissa.

The foregoing description of the Investors’ Rights Agreement is qualified in its entirety by reference to the full text of the Form of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

Exhibit 2 - Form of Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 17, 2020).

Exhibit 3 - Form of Investors’ Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 17, 2020).

Exhibit 4 - Form of 6.500% Exchangeable Senior Subordinated Note due 2025 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on January 17, 2020).

Exhibit 5 - Form of Limited Recourse Royalty-Linked Subordinated Note (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on January 17, 2020).

CUSIP NO. G6333L 101	13D	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 27, 2020

Frazier Healthcare VII, L.P.
By FHM VII, L.P., its General Partner
By FHM VII, L.L.C., its General Partner

By:   /s/ Steve R. Bailey
 Steve R. Bailey, Chief Financial Officer

Frazier Healthcare VII-A, L.P.
By FHM VII, L.P., its General Partner
By FHM VII, L.L.C., its General Partner

By:   /s/ Steve R. Bailey
 Steve R. Bailey, Chief Financial Officer

FHM VII, L.P.
By: FHM VII, L.L.C., its General Partner

By:   /s/ Steve R. Bailey
 Steve R. Bailey, Chief Financial Officer

FHM VII, L.L.C.

By:   /s/ Steve R. Bailey
 Steve R. Bailey, Chief Financial Officer

                             *
Alan Frazier

                             *
Nader Naini

                             *
Patrick Heron

                             *
James Topper

                             *
Nathan Every

                             *
Brian Morfitt

*By:      /s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Amendment No. 1 to the Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on March 29, 2016.